FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-6 of
The Securities Exchange Act of 1934

For the Month of January, 2003
Commission File Number: 1-6784
Matsushita Electric Industrial Co., Ltd.
Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.
News release issued on December 9, 2002, by the registrant, announcing that it has purchased a portion of its own shares from the market in conformity with provisions of Article 210 of the Japanese Commercial Code.

2.
Newsletter to shareholders of Matsushita Electric Industrial Co., Ltd. (the “registrant”), including the interim report, for the first fiscal half ended September 30, 2002 (parent company only basis and English translation).

3.	Semi-annual report dated December 20, 2002 filed with the Japanese government and with each stock exchange in Japan on which securities of the registrant are listed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ SHIGERU NAKATANI
Shigeru Nakatani, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: January 9, 2003

News Release 2002/12/9

FOR IMMEDIATE RELEASE
Media Contacts: Yasuhiro Fukagawa, International PR, Tokyo
(Tel: 03-3578-1237, Fax: 03-5472-7608)

Matsushita Electric Executes Own Share Repurchase

Matsushita Electric Industrial Co., Ltd. (NYSE and PCX: MC), best known for its “Panasonic” and “National” brand products, today announced that it has purchased a portion of its own shares from the market in conformity with provisions of Article 210 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock
2.	Period of purchase: Between November 26, 2002 and December 9, 2002
3.	Aggregate purchase amount: 16,009,883,000 yen
4.	Aggregate number of shares purchased: 13,000,000 shares
5.	Method of purchase: Shares were purchased on the Tokyo Stock Exchange

(Reference)
1)	The following are the resolutions that were approved at the ordinary general meeting of shareholders held on June 27, 2002:

•	Class of shares: Common stock
•	Aggregate number of shares to be purchased: Up to 180 million shares
•	Aggregate purchase amount: Up to 300 billion yen

2)	Cumulative total of shares repurchased through December 9, 2002:

•	Aggregate purchase amount: 53,477,587,000 yen
•	Aggregate number of shares purchased: 43,000,000 shares

NEWSLETTER TO SHAREHOLDERS

with

the interim report

for

the fiscal first half ended

September 30, 2002

(This is an English translation of a newsletter
circulated to shareholders in Japan.)

Matsushita Electric Industrial Co., Ltd.
OSAKA, JAPAN

To Our Shareholders

Fiscal 2003 First Half Business Results

During the first half of the current fiscal year, ending March 31, 2003 (fiscal 2003), the business environment in Japan continued to be hampered by sluggish consumer spending and persistent declines in capital investment by corporations. Overseas, while U.S. economic growth slowed, economies in regions such as Asia and China showed steady growth, resulting in a positive overall business environment.

During the current fiscal year, we have shifted our management focus from “deconstruction” to “creation,” or in other words, we have implemented various initiatives to effect a smooth transition to the Company’s growth strategy.

These initiatives included introductions of new and competitive products, including “V-Products” that can capture a leading share in high-volume markets and make a significant contribution to the Company’s business. Many of the V-products already introduced have received high market acclaim, and resulted in a considerably increased market share in a number of product lines. Aiming at establishing an overseas operational structure that may act as a growth engine for the entire Matsushita Group, we are also working hard to maintain competitiveness through initiatives that include shifting more management authority to local companies overseas, as well as enhancing our use of information technology (IT) to promote efficient and low-cost global management.

In Japan, sales in the AVC Networks category, particularly video and audio equipment, increased significantly due to a combination of new product introductions and marketing activities, as well as increased demand related to Japan’s co-hosting of the FIFA World CupTM. However, sales in the Home Appliances and Industrial Equipment categories decreased compared to the same six-month period a year ago. Overseas, despite the aforementioned economic slowdown in North America, sales increases were recorded in all product categories, supported by steady sales in Europe, Asia and China. As a result, consolidated Group sales for the first fiscal half increased 4% to 3,537.2 billion yen. Regarding consolidated earnings, benefiting from sales increases and the positive effects of last year’s business restructuring initiatives, operating profit for the fiscal first half increased to 45.4 billion yen, an increase of 121.1 billion yen from the same period last year. Net income also rose to 17.8 billion yen, up 87.3 billion yen from the comparable period of last year.

Non-Consolidated (Parent Company Alone) Results

First-half parent-alone sales increased 8% to 2,118.6 billion yen from the same six-month period a year ago. This improvement is mainly attributable to strong sales in video and audio equipment, as well as increased sales in the Components and Devices category.

Regarding parent-alone earnings, in addition to increased sales, the favorable effects of various business restructuring initiatives resulted in a parent-alone operating profit of 16.8 billion yen, an increase of 46.7 billion yen from last year’s first half. Recurring profit increased to 48.4 billion yen, up 45.8 billion yen from the previous first half. Due to an exemption from the future benefit obligation related to the social security tax portion of the Matsushita Electric Welfare Pension Funds, the Company recorded a non-recurring profit of 36.3 billion yen. This and other factors resulted in a parent-alone net income of 45.6 billion yen, an increase of 42.7 billion yen from the first half of last year.

The Matsushita Group’s Mission in the 21st Century

Although an adverse business environment continues, as I have previously pointed out, the 21st century sees the rapid evolution of a global digital networking society, where all people can enjoy secure access to a wide variety of services via networks anywhere, anytime, heralding a “ubiquitous networking society.” Moreover, it is imperative in this new era for the Company to conduct its business in harmonious coexistence with the global environment. I believe, therefore, that it is Matsushita’s mission to actively contribute to society in such networking and environmental fields. We will accomplish this by exploring the full range of possibilities presented in the electronics field, thereby creating products and services that inspire the heart and mind.

To accomplish this, and make a meaningful contribution to society in the 21st century as a “Super Manufacturing Company,” Matsushita is carrying out sweeping groupwide business and organizational restructuring initiatives to accelerate the implementation of its growth strategies, and transforming itself into a “lean and agile Matsushita” that manufactures products at speed with astute responsiveness to customer needs.

Moving Toward a New Matsushita Group

In June of this year, a proposal at the ordinary general meeting of shareholders was approved, whereby five of the Matsushita Group companies became wholly-owned subsidiaries through share exchanges in October. The purpose of these share exchanges was to eliminate duplication of businesses and create an autonomous management system for the new era, thereby progressing toward a new Matsushita Group. In furtherance of this, the Company is implementing overall groupwide business and organizational restructuring, effective January 1, 2003, to start a new business domain-based divisional company structure. Each business domain company will provide a structure that can respond quickly and properly to customer needs through the integration of R&D, manufacturing and sales within each business domain.

We appreciate your support in all our endeavors.

December 2002

Sincerely,

Kunio Nakamura
President

Creating a New Matsushita Group

In the current fiscal year, along with groupwide initiatives to achieve a V-shaped recovery, Matsushita is actively promoting the acceleration of growth strategies and improving the quality of customer-oriented management.

To achieve a V-shaped recovery, the Company is aiming for increased sales and market share by promoting V-products, as well as achieving substantial sales growth in overseas markets, which will act as a growth engine. In regards to improving the quality of customer-oriented management, the Company is implementing initiatives such as a new management system with a heightened awareness of global consolidated results, supply chain management (SCM), various quality improvements and corporate culture reforms. Furthermore, on October 1, 2002, Matsushita carried out share exchanges to transform five Group companies into wholly-owned subsidiaries as a basis of groupwide business restructuring and reorganizations scheduled to take effect on January 1, 2003. Through these initiatives, Matsushita aims to achieve a management structure that is directly linked to customers, accelerated implementation of the Company’s growth strategy and increased corporate value. The following is an outline of the new Group organizational structure.

Acceleration of Matsushita’s Growth Strategy

Matsushita will clearly identify new business domains that will better enable it to contribute to society, and accelerate the implementation of the Company’s new growth strategy. The fundamental concept behind this is concentration of management resources and achieving autonomous management at each new domain company to create a “lean and agile” Matsushita. With the new structure, each domain company will have full responsibility for R&D, manufacturing and sales, thereby creating core businesses that will contribute to growth of the overall Matsushita Group, and achieving strong management structures that focus on maximizing Capital Cost Management (CCM) and free cash flows on a global consolidated basis in each domain.

CCM = Earnings generated from operations (operating profit + dividend income) - cost of capital

New Organizational Structure of the
Matsushita Group (effective January 1, 2003)

＊New organizations as a result of restructuring

**Internal divisional companies or divisions of Matsushita Electric Industrial Co., Ltd. (MEI)

MEI Global & Group Headquarters

- (Semiconductors)
  - Semiconductor Company** — Semiconductors
- (Components & Devices/Manufacturing Systems)
  - Display Devices Company** — Display Devices
  - Matsushita Battery Industrial Co., Ltd. — Batteries
  - Matsushita Electronic Components Co., Ltd. — Electronic Components
  - Motor Company** — Electric Motors
  - ＊ Panasonic Factory Solutions Co., Ltd. — FA Equipment
  - Matsushita Industrial Equipment Co., Ltd. — FA Equipment
- (Digital Networks)
  - ＊ Panasonic AVC Networks Company** — AVC
  - ＊ Panasonic Communications Co., Ltd. — Fixed-line Communications
  - ＊ Panasonic Mobile Communications Co., Ltd. — Mobile Communications
  - ＊ Panasonic Automotive Systems Company** — Automotive Electronics
  - ＊ Panasonic System Solutions Company** — Systems
- (Home Appliance/Environmental Systems)
  - Home Appliance & Housing Electronics Company** — Home Appliances, Household Equipment and Health Systems
  - Air-Conditioner Company** — Home Appliances, Household Equipment and Health Systems
  - Packaged Air-Conditioner Company** — Home Appliances, Household Equipment and Health Systems
  - Matsushita Refrigeration Company — Home Appliances, Household Equipment and Health Systems
  - ＊ Healthcare Business Company** — Home Appliances, Household Equipment and Health Systems
  - Lighting Company** — Lighting
  - ＊ Matsushita Ecology Systems Co., Ltd. — Environmental Systems
- (Services/Solutions)
  - Corporate eNet Business Division**
  - Companies operating in technical service, lease/credit, logistics, etc.
- (Other)
  - Matsushita Kotobuki Electronics Industries, Ltd.
- Victor Company of Japan, Ltd.

Details of 8 New Domain Companies

AVC Business

Name of Organization	Panasonic AVC Networks Company (MEI internal divisional company)

Principal Lines of Business	Development, manufacture and sale of visual network products and AVC equipment, and related services and engineering

Number of Employees	Approximately 35,000 (on a global consolidated basis, hereinafter the same)

Fixed-line Communications Business

Name of Organization	Panasonic Communications Co., Ltd. (currently Kyushu Matsushita Electric Co., Ltd.)

Principal Lines of Business	Development, manufacture and sale of fixed-line communications equipment including document-related products, and related services and engineering

Number of Employees	Approximately 17,300

Mobile Communications Business

Name of Organization	Panasonic Mobile Communications Co., Ltd. (currently Matsushita Communication Industrial Co., Ltd.)

Principal Lines of Business	Development, manufacture and sale of mobile communications terminals, public access network-related equipment, measuring—and memory-related equipment, and related services and engineering

Number of Employees	Approximately 6,300

Automotive Electronics Business

Name of Organization	Panasonic Automotive Systems Company (MEI internal divisional company)

Principal Lines of Business	Development, manufacture and sale of in-vehicle multimedia equipment and in-vehicle environment—and safety-related equipment, and related services and engineering

Number of Employees	Approximately 7,600

System Solutions Business

Name of Organization	Panasonic System Solutions Company (MEI internal divisional company)

Principal Lines of Business	Development, manufacture and sale of electrical equipment and software related to system solutions business, and related services and engineering

Number of Employees	Approximately 9,900

Environmental Systems Business

Name of Organization	Matsushita Ecology Systems Co., Ltd. (Currently Matsushita Seiko Co., Ltd.)

Principal Lines of Business	Development, manufacture and sale of environmental equipment and systems, and related services and engineering

Number of Employees	Approximately 5,300

FA (Manufacturing Systems) Business

Name of Organization	Panasonic Factory Solutions Co., Ltd. (newly established company)

Principal Lines of Business	Development, manufacture and sale of production systems such as circuit manufacturing and parts mounting equipment and systems, and related services and engineering

Number of Employees	Approximately 2,400

Healthcare Business

Name of Organization	Healthcare Business Company (MEI internal divisional company)

Principal Lines of Business	Development, manufacture and sale of healthcare/medical equipment and systems, and related services and engineering

Number of Employees	Approximately 370

(Parent Company Alone)

Financial Summary

(Millions of yen, except per common share information)

	Year ended March 31, 2001		Year ended March 31, 2002		Year ending Mar. 31, 2003
	First half	Full year	First half	Full year	First half
Sales	¥2,373,552	¥4,831,866	¥1,962,674	¥3,900,790	¥2,118,647
Recurring profit (loss)	51,532	115,494	2,592	(42,480)	48,415
Net income (loss)	39,886	63,687	2,925	(132,410)	45,697
Net income (loss) per common share [yen]	19.20	30.63	1.41	(63.79)	21.99
Cash dividends per common share [yen]	6.25	12.50	6.25	10.00	6.25
Capital (at end of period)	210,985	210,994	211,000	258,737	258,738
Total assets (at end of period)	4,645,388	4,599,528	4,407,548	4,565,972	4,401,440
Shareholders’ equity (at end of period)	2,747,826	2,716,690	2,657,120	2,553,374	2,567,709
Shareholders’ equity per common share [yen]	1,321.35	1,306.37	1,277.72	1,225.39	1,235.99

(Notes)	1. Amounts less than 1 million yen have been omitted, except per common share information.

2.  Net income per common share amounts were calculated using the average number of shares outstanding during each fiscal period, while shareholders’ equity per common share amounts were based on the number of shares outstanding at the end of each period. Beginning in the year ended March 31, 2002, average number of shares outstanding during each fiscal period and number of shares outstanding at the end of each period do not include treasury stock.

Outline of the Company (as of September 30, 2002)

Name in English	:	Matsushita Electric Industrial Co., Ltd.
Corporate Headquarters	:	1006 Oaza Kadoma, Kadoma-shi, Osaka 571-8501, Japan
Telephone: 81-6-6908-1121
Date of Incorporation	:	December 15, 1935 (founded on March 7, 1918)
Capital	:	¥258,738 million
Number of Employees	:	50,121 (parent company alone)

(Parent Company Alone)

Sales Breakdown

	Year ended March 31, 2002		Year ending March 31, 2003
	First half	Full year	First half
AVC Networks	47%	48%	49%
Video and Audio Equipment	(13)	(14)	(17)
Information and Communications Equipment	(34)	(34)	(32)

Home Appliances	17%	17%	16%

Industrial Equipment	7%	7%	6%

Components and Devices	29%	28%	29%

Total	100%	100%	100%

Major Products

Major products
AVC Networks
Videocassette recorders (VCRs), video camcorders and related equipment, digital still cameras, color TVs, TV/VCR combination units, liquid crystal display (LCD) TVs, plasma display panel (PDP) TVs, DVD players/recorders, compact disc (CD) and Mini Disc (MD) players, Secure Digital (SD) audio players, radios, CD radio cassette recorders, tape recorders, portable headphone players, stereo hi-fi and related equipment, electronic musical instruments, satellite broadcast receivers and related equipment, facsimile equipment, cordless telephones, cellular phones, PHS-related equipment, personal computers (PCs), printers, copying machines, CRT and liquid crystal displays, CD-ROM, DVD-ROM/RAM and other optical disc drives, hard disk drives and other computer peripherals, CATV systems, broadcast—and business-use AV systems equipment, large-screen visual equipment, communication network systems equipment, PBXs, traffic-related systems equipment, car audio, car navigation and other car AV equipment, etc.

Home Appliances
Refrigerators, room air conditioners, home laundry equipment, clothes dryers, vacuum cleaners, air purifiers, electric irons, dishwashers, microwave ovens, rice cookers, induction heating cooking equipment, gas cooking equipment, electric thermos pots, electric fans, electric, gas and kerosene heaters, infrared ray warmers, electric blankets, electrically-heated rugs, kitchen fixture systems, electric, gas and kerosene hot-water supply systems, bath and sanitary equipment, electric lamps, bicycles, photographic flash units, fire extinguishers, etc.

Industrial Equipment
Electronic-parts-mounting machines, industrial robots, welding machines, electric power distribution equipment, ventilation, air-blowing and air-conditioning equipment, vending machines, measuring instruments, medical equipment, etc.

Components and Devices
Semiconductors, CRTs, electronic circuit components, printed circuit boards, transformers, power supplies, coils, capacitors, resistors, tuners, switches, speakers, ceramic components, magnetic recording heads, LCD devices, electric motors, micro motors, compressors, dry batteries, storage batteries, solar batteries, battery chargers, nonferrous metals, etc.

(Parent Company Alone)

Balance Sheet (Summary)

	Yen (millions)
	Sept. 30, 2002	March 31, 2002
Assets
Current assets	1,674,244	1,759,207
Cash and deposits	675,075	736,022
Trade receivables (notes and accounts)	552,288	569,635
Short-term marketable securities	—	2,973
Inventories	208,244	200,405
Deferred tax assets	128,839	127,453
Other current assets	115,083	127,147
Allowance for doubtful receivables	(5,287)	(4,430)

Fixed assets	2,727,196	2,806,764
Tangible fixed assets	402,857	465,202
Intangibles	34,119	30,468
Investments and advances	2,290,219	2,311,093
Securities	619,281	595,885
Shares of subsidiaries	1,362,140	1,361,915
Deferred tax assets	244,665	286,276
Other investments	64,132	67,017

Total assets	4,401,440	4,565,972

Liabilities and Shareholders’ Equity
Current liabilities	1,254,962	1,395,272
Trade payables (notes and accounts)	461,590	430,285
Other payables and accrued expenses	285,214	262,443
Bonds (maturing within one year)	—	125,267
Convertible bonds (maturing within one year)	—	—
Other current liabilities	508,157	577,276

Long-term liabilities	578,769	617,324
Bonds	300,000	300,000
Convertible bonds	97,742	97,744
Employee retirement and severance benefits	179,066	218,090
Other long-term liabilities	1,961	1,490

Total liabilities	1,833,731	2,012,597

Capital	258,738	258,737
Capital surplus	341,388	341,387
Retained earnings	2,041,940	2,004,056
[Net income for the first half (included in Retained earnings)	45,697	(132,410)]
Unrealized holding gains of available-for-sale securities	28,270	41,377
Treasury stock	(102,629)	(92,184)

Total shareholders’ equity	2,567,709	2,553,374

Total liabilities and shareholders’ equity	4,401,440	4,565,972

(Notes) 1.	Amounts less than 1 million yen have been omitted.
2.	Accumulated depreciation of tangible fixed assets as of September 30, 2002 ¥1,251,590 million
3.	Net income per common share for the first half ended September 30, 2002 ¥21.99
4.
Within Shareholders’ equity as of September 30, 2002, in accordance with Article 290, Paragraph 1-6 of the Japanese Commercial Code, ¥28,270 million-worth of unrealized holding gains of available-for-sale securities cannot be appropriated for dividends.

(Parent Company Alone)

Statement of Income (Summary)

	(Six months ended September 30)
	Yen (millions)
	2002	2001
Sales	2,118,647	1,962,674
Cost of sales	(1,742,991)	(1,687,381)
Selling, general and administrative expenses	(358,794)	(305,228)

Operating profit (loss)	16,860	(29,935)

Non-operating income	49,598	61,356
Non-operating expenses	(18,043)	(28,828)

Recurring profit	48,415	2,592

Non-recurring income	48,119	1,641
Non-recurring loss	(830)	(16,718)

Income (loss) before income taxes	95,704	(12,484)

Provision for income taxes
Current	(329)	(120)
Deferred	(49,677)	15,529

Net income	45,697	2,925

Unappropriated retained earnings at beginning of period	41,191	42,891
Interim dividend	—	—
Appropriation to legal reserve	—	—

Unappropriated retained earnings at end of period	86,889	45,816

(Note) Amounts less than 1 million yen have been omitted.

Editor’s notes:

1.
This newsletter contains both consolidated and non-consolidated (parent company alone) financial statements, as is customary in Japan. Readers of this English edition should not confuse the two kinds of financial statements.

2.
In accordance with regulations concerning financial documents under the Japanese Commercial Code, amounts less than 1 million yen have been omitted from the parent-alone financial statements in this newsletter. Similarly, parent-alone amounts less than one-tenth of a billion yen are truncated in cases where amounts are provided in billions of yen.

3.	Certain information, including product advertising in the Japanese market, has been omitted from this newsletter (English edition).

Corporate News

Matsushita Unveils Panasonic Center

On September 14, Matsushita unveiled its new marketing and communications facility, Panasonic Center, located in Ariake, the new Tokyo Waterfront Subcenter. The ceremony to commemorate the grand opening was attended by important political figures, public officials and members of the business community. In his opening address, President Nakamura described the new facility as a “dream come true” for Matsushita. He further explained that Panasonic Center will be a showcase of constant change and evolution, reflecting the opinions of valued customers. By exhibiting new technologies and services that are in line with the Company’s corporate vision of helping realize a “ubiquitous networking society” and “coexistence with the global environment,” Panasonic Center aims to be a place where new products and services for the 21st century are originated.

Matsushita and NEC Establish Joint-venture in China to Expand 3G Mobile Handset Business

Matsushita and NEC Corporation, together with Huawei Technologies Co., Ltd., one of the leading manufacturers of telecommunications infrastructure systems in China, established a joint-venture company COSMOBIC Technology Co., Ltd. in Shanghai, China. The new company aims to accelerate the proliferation of third-generation (3G) cellular phone technology and the mobile Internet by globally offering the relevant technologies and services under development by the Matsushita Group and NEC.

Matsushita to Eliminate Use of hydrofluorocarbon (HFC) in Home-use Refrigerators of 300 Liters or more Capacity

Matsushita announced it will make all home-use refrigerators of 300 liters or more capacity HFC-free by the end of 2003, thereby minimizing the global warming effects of these products. In 1993, Matsushita switched refrigerants used in its refrigerators from the most commonly used chlorofluorocarbon to HFC. Then, in February 2002, the Company released its first HFC-free refrigerator. Matsushita took this step to preserve the earth’s ecology and fulfill its social responsibility as a manufacturer of household electronics.

World’s First One-chip System LSI for DVD Players

Matsushita succeeded in developing the world’s first one-chip system LSI for DVD players, which processes information from DVDs or CDs into audio and video signals for playback. Since signals read from DVDs and CDs can now be processed through a single chip, it is possible to build a high-performance DVD player with an array of functions using a smaller number of components. The result is reduced overall system cost and a substantial increase in available functions and performance, which will make the DVD format increasingly popular.

Osaka Business Park Arts Project

As one of Matsushita’s many activities in supporting the arts and other cultural activities, the Company, in cooperation with other organizations, provides a venue for young artists and students to display art works and hold music and modern dance performances at Osaka Business Park, which is one of the most famous towering business districts in Western Japan. The project is quickly gaining popularity with university-level artists as an opportunity for the practice of art management, while attracting attention from the public for such contributions as bringing art to the business district, providing a chance for students to interact with the community, and creating a positive social effect through art.

Consolidated Financial Information

Financial Summary
(Millions of yen, except per common share information)

	Year ended March 31, 2001				Year ended March 31, 2002		Year ending Mar. 31, 2003
	First half		Full year		First half	Full year	First half
Sales	¥3,737,041		¥7,681,561		¥3,385,609	¥6,876,688	¥3,537,223
<Domestic sales>	<1,883,938	>	<4,033,785	>	<1,648,481 >	<3,348,353 >	<1,677,142	>
<Overseas sales>	<1,853,103	>	<3,647,776	>	<1,737,128 >	<3,528,335 >	<1,860,081	>
Income (loss) before income taxes	105,100		100,735		(87,257)	(548,009)	54,329
Net income (loss)	51,372		41,500		(69,473)	(431,007)	17,846
Net income (loss) per common share [yen]	23.70		19.56		(33.41)	(207.65)	8.53
Total assets	8,119,019		8,156,288		7,592,455	7,627,159	7,528,739
Stockholders’ equity	3,697,661		3,772,680		3,574,997	3,243,084	2,850,364
Stockholders’ equity per common share [yen]	1,778.36		1,814.42		1,719.45	1,556.39	1,372.05

Sales Breakdown

	Year ended March 31, 2001	Year ended March 31, 2002	Year ending March 31, 2003
	Full year	Full year	First half
AVC Networks	56%	59%	58%
Video and Audio Equipment	(23)	(26)	(27)
Information and Communications Equipment	(33)	(33)	(31)

Home Appliances	17%	17%	17%

Industrial Equipment	6%	4%	4%

Components and Devices	21%	20%	21%

Total	100%	100%	100%

(Notes)	1. Consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles.

2.  From fiscal 2002, the Company has applied SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No.138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, as amendment of SFAS No.133.” From fiscal 2001, the Company has also applied SFAS No.115 in accounting for certain investments in debt and equity securities.

3. From the current fiscal year, the Company has applied SFAS No.142, “Goodwill and other Intangible Assets.”
4. Net income per common share amounts are calculated on a diluted basis.
5. Number of consolidated companies: 307 (on September 30, 2002)
Number of companies reflected by the equity method: 49 (on September 30, 2002)

Consolidated Balance Sheet (Summary)

	Yen (millions)
	Sept. 30, 2002	March 31, 2002
Assets
Current assets	3,842,099	3,842,031
Cash and cash equivalents	1,090,891	899,769
Time deposits	361,300	521,333
Short-term investments	5,110	11,849
Trade receivables (notes and accounts)	1,046,390	1,086,937
Inventories	862,886	834,608
Other current assets	475,522	487,535
Noncurrent receivables	308,747	316,230
Investments and advances	1,217,016	1,331,401
Property, plant and equipment, net of accumulated depreciation	1,300,869	1,440,271
Other assets	860,008	697,226

Total assets	7,528,739	7,627,159

Liabilities and Stockholders’ Equity
Current liabilities	2,392,866	2,486,076
Short-term borrowings	251,796	508,064
Trade payables (notes and accounts)	660,867	546,445
Other current liabilities	1,480,203	1,431,567
Long-term debt	689,311	691,892
Other long-term liabilities	1,174,277	739,876

Minority interests	421,921	466,231

Common stock	258,738	258,737
Capital surplus	682,374	682,848
Legal reserve	83,127	82,354
Retained earnings	2,471,222	2,461,963
Accumulated other comprehensive income (loss)	(542,467)	(150,633)
Treasury stock	(102,630)	(92,185)

Total liabilities and stockholders’ equity	7,528,739	7,627,159

(Note) Accumulated other comprehensive income (loss) breakdown :
	Yen (millions)
	Sept. 30, 2002	March 31, 2002
Cumulative translation adjustments	(137,544)	(51,287)
Unrealized holding gains of available-for-sale securities	8,431	50,888
Unrealized gains (losses) of certain derivative instruments	(798)	128
Minimum pension liability adjustments	(412,556)	(150,362)

Consolidated Statement of Income (Summary)

	(Six months ended September 30)
	Yen (millions)
	2002	2001
Sales	3,537,223	3,385,609
Cost of sales	(2,524,852)	(2,513,324)
Selling, general and administrative expenses	(967,002)	(947,992)

Operating profit (loss)	45,369	(75,707)

Other income (deductions) :
Interest income	11,914	18,403
Dividends received	3,522	6,323
Interest expense	(16,772)	(20,928)
Restructuring charges	(11,311)	(8,537)
Write-down of investment securities	(4,569)	(18,608)
Other income (loss), net	26,176	11,797

Income (loss) before income taxes	54,329	(87,257)

Provision for income taxes	(34,023)	(8,771)
Minority interests	1,027	26,903
Equity in earnings (losses) of associated companies	(3,487)	(348)

Net income (loss)	17,846	(69,473)

(Note)
Restructuring charges in “other income (deductions)” include one-time expenses associated with the implementation of early retirement programs and the regional-based employee remuneration system. “Other income (loss), net” includes a gain on the sale of Panasonic Disc Services Corporation for the first half ended September 30, 2002.

Consolidated Statement of Cash Flows (Summary)

	(Six months ended September 30)
	Yen (millions)
	2002	2001
Cash flows from operating activities	334,421	95,405
Cash flows from investing activities	94,785	(107,088)
Cash flows from financing activities	(224,159)	(91,224)
Effect of exchange rate changes on cash and cash equivalents	(13,925)	(7,411)

Net increase (decrease) in cash and cash equivalents	191,122	(110,318)
Cash and cash equivalents at beginning of period	899,769	848,878

Cash and cash equivalents at end of period	1,090,891	738,560

Disclaimer Regarding Forward-Looking Statements

This Newsletter includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this Newsletter do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this Newsletter. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.
The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization, including the business divisions/combinations with subsidiaries currently in progress; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; any changes in the Matsushita Group’s financial and operational position or business environment due to its business restructuring; current and potential, direct and indirect trade restrictions imposed by other countries; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

Products of Matsushita Electric are sold and serviced in more than 170 countries and regions under these brand names:

[English summary with full translation of consolidated financial information]

Semi-Annual Report filed with the Japanese government pursuant to the Securities and Exchange Law of Japan

For the six months ended
September 30, 2002

Matsushita Electric Industrial Co., Ltd.
Osaka, Japan

Disclaimer Regarding Forward-Looking Statements

This semi-annual report includes forward–looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its group companies (the Matsushita Group). To the extent that statements in this semi-annual report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this semi-annual report. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to realize expected benefits of various restructuring activities in its business and organization currently in progress; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; any changes in the Matsushita Group’s financial and operational position or business environment due to its business restructuring; current and potential, direct and indirect trade restrictions imposed by other countries; and fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; as well as future changes or revisions to accounting policies or accounting rules.

Note:
Certain information that has been previously filed with the SEC in other reports, including English summaries of non-consolidated (parent company alone) financial information, is not included in this English translation.

I     Corporate Information

(1)   Consolidated Financial Summary

	Yen (millions), except per share amounts
	Six months ended September 30,			Year ended March 31,
	2002	2001	2000	2002	2001
Net sales	3,537,223	3,385,609	3,737,041	6,876,688	7,681,561
Income (loss) before income taxes	54,329	(87,257)	105,100	(548,009)	100,735
Net income (loss)	17,846	(69,473)	51,372	(431,007)	41,500
Stockholders’ equity	2,850,364	3,574,997	3,697,661	3,243,084	3,772,680
Total assets	7,528,739	7,592,455	8,119,019	7,627,159	8,156,288
Net assets per common share	1,372.05	1,719.45	1,778.36	1,556.39	1,814.42
Net income (loss) per common share, basic (yen)	8.59	(33.41)	24.71	(207.65)	19.96
Net income (loss) per common share, diluted (yen)	8.53	(33.41)	23.70	(207.65)	19.56
Stockholders’ equity / total assets (%)	37.9	47.1	45.5	42.5	46.3
Cash flows from operating activities	334,421	95,405	122,075	76,864	392,452
Cash flows from investing activities	94,785	(107,088)	(272,737)	(69,766)	(582,588)
Cash flows from financing activities	(224,159)	(91,224)	4,147	29,461	(112,726)
Cash and cash equivalents at end of period	1,090,891	738,560	970,505	899,769	848,878
Number of employees	266,002	292,765	300,410	267,196	292,790

Notes:	1.	The Company’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States.

	2.
From the fiscal year ended March 31, 2002 (fiscal 2002), the Company has applied SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133.”

	3.	From the fiscal year ending March 31, 2003 (fiscal 2003), the Company has applied SFAS No. 142, “Goodwill and Other Intangible Assets.”

(2)	Principal Businesses

Matsushita, as a group, is comprised primarily of the parent Matsushita Electric Industrial Co., Ltd. and 306 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Matsushita is engaged in production, sales and service activities in a broad array of business areas.

The main products and main group companies for each business segment are as follows:

AVC Networks

Video and audio equipment
Videocassette recorders (VCRs), video camcorders and related equipment, digital still cameras, color TVs, TV/VCR combination units, high definition TVs (HDTVs), liquid crystal display (LCD) TVs, plasma display panel (PDP) TVs, DVD players/recorders, compact disc (CD) and Mini Disc (MD) players, Secure Digital (SD) audio players, radios, CD radio cassette recorders, tape recorders, portable headphone players, stereo hi-fi and related equipment, electronic musical instruments, satellite broadcast receivers and related equipment, DVD, compact discs and video software, etc.

Information and communications equipment
Facsimile equipment, cordless telephones, cellular phones, PHS-related equipment, personal computers (PCs), printers, copying machines, CRT and liquid crystal displays, CD-ROM, DVD-ROM/RAM and other optical disc drives, hard disk drives and other computer peripherals, CATV systems, broadcast- and business-use AV systems equipment, large-screen visual equipment, communication network systems equipment, PBXs, traffic-related systems equipment, car audio, car navigation and other car AV equipment, etc.

The main group companies for video and audio equipment and information and communications equipment are:

Matsushita Electric Industrial Co., Ltd.
Matsushita Communication Industrial Co., Ltd.
Victor Company of Japan, Ltd.
Matsushita Kotobuki Electronics Industries, Ltd.
Kyushu Matsushita Electric Co., Ltd.
Matsushita Graphic Communication Systems, Inc.
Matsushita Electric Corporation of America
Matsushita Electronics (S) Pte. Ltd.

Home Appliances

Refrigerators, room air conditioners, home laundry equipment, clothes dryers, vacuum cleaners, air purifiers, electric irons, dishwashers, microwave ovens, rice cookers, induction heating cooking equipment, gas cooking equipment, electric thermos pots, electric fans, electric, gas and kerosene heaters, infrared ray warmers, electric blankets, electrically-heated rugs, kitchen fixture systems, electric, gas and kerosene hot-water supply systems, bath and sanitary equipment, electric lamps, bicycles, photographic flash units, fire extinguishers, etc.

Matsushita Electric Industrial Co., Ltd.
Matsushita Refrigeration Company
Matsushita Seiko Co., Ltd.
Guangzhou Matsushita Air-Conditioner Co., Ltd.
Matsushita Electric Co., (M) Bhd.

Industrial Equipment

Electronic-parts-mounting machines, industrial robots, welding machines, electric power distribution equipment, ventilation, air-blowing and air-conditioning equipment, vending machines, measuring instruments, medical equipment, etc.

Matsushita Electric Industrial Co., Ltd.
Kyushu Matsushita Electric Co., Ltd.
Matsushita Industrial Equipment Co., Ltd.
Matsushita Refrigeration Company
Matsushita Technology (S) Pte. Ltd.
Tangshan Matsushita Industrial Equipment Co., Ltd.

Components and Devices

Semiconductors, CRTs, electronic circuit components, printed circuit boards, transformers, power supplies, coils, capacitors, resistors, tuners, switches, speakers, ceramic components, magnetic recording heads, LCD devices, PDPs, electric motors, micro motors, compressors, dry batteries, storage batteries, solar batteries, battery chargers, nonferrous metals, etc.

Matsushita Electric Industrial Co., Ltd.
Victor Company of Japan, Ltd.
Matsushita Electronic Components Co., Ltd.
Matsushita Battery Industrial Co., Ltd.
Matsushita Electronic Components Corporation of America
Matsushita Compressor and Motor Sdn. Bhd.

(3)	Changes in Subsidiaries and Associated Companies

The changes in subsidiaries and associated companies during the first fiscal half, ended September 30, 2002, include the following companies:

Newly consolidated companies
Panasonic Marketing Middle East FZE
Matsushita Communication Industrial Czech s.r.o.
Kyushu Matsushita Electric Corporation of the Philippines

New companies reflected by the equity method
Toshiba Matsushita Display Technology Co., Ltd.

Companies eliminated from the consolidated group upon sale to third parties
Panasonic Disc Services Corporation

(4)	Number of Employees by Business Segment (as of September 30, 2002)

Business segment	Number of employees
AVC Networks	100,514
Home Appliances	41,980
Industrial Equipment	13,173
Components and Devices	106,533
Corporate	3,802

Total	266,002

II	The Business

(1)	Operating Results

During the first half of the current fiscal year, ending March 31, 2003 (fiscal 2003), Japan continued to be hampered by sluggish consumer spending and ongoing declines in capital investment by corporations, as well as the apparent improbability of a quick recovery in the Japanese economy. Overseas, U.S. economic growth slowed, and has begun to cast a shadow on the outlook for other global economies. The economies of emerging markets such as China, however, maintained high growth momentum.

Within this environment, Matsushita achieved sales growth: In the domestic market, notable growth was recorded in the AVC Networks segment, particularly in video and audio equipment, propelled by concentrated introductions and marketing of new products and increased demand related to Japan’s co-hosting of the FIFA World CupTM. Other segments, however, including Home Appliances and Industrial Equipment, recorded decreased sales compared with the same period last year. Overseas sales grew in all major product categories, supported by steady advances in Europe, China and other Asian countries, although sales in North America were adversely affected by the U.S. economic slowdown. As a result, consolidated group sales for the first fiscal half increased to 3,537.2 billion yen, up 4% from the same semiannual period of last year.

Earnings felt the negative effect of ongoing global price competition, but increased substantially, benefiting mainly from sales increases in video and audio equipment as well as the positive effects of business restructuring initiatives implemented in the previous year. As a result, the Company’s segment profit for the first fiscal half increased to 45.4 billion yen, compared with a loss of 75.7 billion yen a year ago. Income before income taxes also climbed to 54.3 billion yen in the first six months, compared with the previous first half’s loss before income taxes of 87.3 billion yen. Net income totaled 17.8 billion yen, compared with a net loss of 69.5 billion yen in the first half of the previous year.

The Company’s first-half results by business segment are summarized as follows:

AVC Networks

AVC Networks sales increased 6% to 2,055.8 billion yen. Within this segment, sharp gains were recorded in video and audio equipment, particularly TVs, camcorders and DVD players, with total sales climbing 15%. This improvement was mainly due to the launching of competitive new products, including V-Products, and increased demand related to the FIFA World CupTM.

In information and communications equipment, sales of PC-related equipment were down from a year ago. However, such declines were offset by solid sales in car AVC equipment, fixed-line communications equipment and broadcast- and business-use AV equipment, resulting in total sales for this category largely unchanged from the same six-month period a year ago.

Segment profit increased to 34.9 billion yen, compared with a loss in the same period last year of 32.2 billion yen. This improvement was mainly due to the aforementioned sales increases in video and audio equipment and the positive effects of business restructuring initiatives.

Home Appliances

Sales of Home Appliances edged down 1% to 596.0 billion yen. Overseas, products including washing machines, vacuum cleaners, air conditioners and refrigerators all recorded increased sales compared to last year’s first half. These positive results were offset, however, by domestic sales declines due to setbacks in air conditioners and other summer items, and the negative effects of price deflation.

Segment profit decreased 9% to 23.3 billion yen, mainly as a result of lower sales and price competition.

Industrial Equipment

Sales of Industrial Equipment were 140.4 billion yen, down 6% from the same six-month period last year. Sales of electronic parts mounting machines and other factory automation (FA) equipment increased in the Asia and China regions, but sales declines of industrial-use equipment, such as vending machines, led to lower overall sales.

Due largely to the above-mentioned sales declines, a segment loss of 1.2 billion yen was recorded, compared with a loss of 14.2 billion yen in the same period of the previous year.

Components and Devices

Sales of Components and Devices increased 11% to 1,123.6 billion yen. Strong overseas sales of general components, semiconductors and compressors, particularly in the Asia and China regions, were more than sufficient to offset weakening demand for these products in the Japanese market.

As a result of strong sales and business restructuring initiatives, among other factors, segment profit increased to 23.4 billion yen, compared with a loss of 29.6 billion yen in the same six-month period last year.

First-half results by domestic and overseas company location are as follows:

Japan

Sales of group companies located in Japan increased 6% to 2,680.6 billion yen, mainly due to strong domestic and export sales of video and audio equipment. Due mainly to this sales gain and the positive effects of business restructuring initiatives, geographical profit rose sharply to 41.2 billion yen, from a loss of 58.0 billion yen in the comparable period last year.

Americas

Slow sales in Home Appliances, FA equipment and Components and Devices were offset by increases in AVC Networks, particularly TVs, VCRs and DVD-related equipment, resulting in an overall 1% increase in sales to 603.0 billion yen. Geographical profit also rose, mainly owing to restructuring efforts, to 10.7 billion yen, compared with a loss of 1.9 billion yen last year.

Europe

Strong sales of TVs, VCRs and DVD-related equipment within the AVC Networks category, as well as sales increases in Home Appliances and Components and Devices, were more than sufficient to offset weak sales of FA equipment. This resulted in a 17% overall sales increase to 327.4 billion yen, while geographical profit turned to 1.6 billion yen, up from a loss of 9.1 billion yen in the same period last year.

Asia and others

In Southeast Asia, group companies’ sales of AVC Networks were down due to poor performance of PC-related equipment, but sales in all other categories increased. Furthermore, in China, significant sales increases were recorded in all major product categories. Overall, sales recorded in this region (Asia and others) increased 11% to 915.0 billion yen. As a result of the sales gains and restructuring initiatives, geographical profit increased 72% to 37.2 billion yen.

Cash Flows

Cash flows from operating activities

Net cash provided by operating activities in the first half of fiscal 2003 amounted to 334.4 billion yen, an increase of 239.0 billion yen from the first half of last year. This was primarily attributable to an increase in net income and increases in trade payables and accrued expenses and other current liabilities, which were greater than the increase in trade receivables.

Cash flows from investing activities

Net cash provided by investing activities amounted to 94.8 billion yen, an increase of 201.9 billion yen from the year-earlier six-month period, chiefly owing to decreases in capital expenditures and time deposits.

Cash flows from financing activities

Net cash used in financing activities was 224.2 billion yen, an increase of 132.9 billion yen from the first half of last year. This was primarily due to an increase in repayments of long-term debt.

All these activities, after subtracting 13.9 billion yen for the effect of exchange rate changes, resulted in a net increase of 191.1 billion yen in cash and cash equivalents during the first half of fiscal 2003. Cash and cash equivalents at the end of this first half totaled 1,090.9 billion yen.

(2)	Managerial Issues to be Addressed

In April 2001, Matsushita implemented its new three-year business plan, called Value Creation 21, which aims to enhance the Company’s contribution to an ever-sophisticated 21st century society evolving mainly through the advancement of digital networking technologies. Under the Value Creation 21 plan, various company-wide initiatives have been introduced, with the main focus of transforming Matsushita into a “lean and agile” company that can quickly respond to customer needs, through “Deconstruction” (sweeping reforms to eliminate the management style of the 20th century) and “Creation” (growth strategies).

Initiatives Taken in Fiscal 2002

In fiscal 2002, which was the first year of the Value Creation 21 plan, the Company implemented various sweeping reforms. As a year of intense structural reform, the Company took unprecedented steps, beginning with the restructuring of its domestic consumer sales and distribution structure to improve responsiveness to customers, as well as the closure or integration of businesses and manufacturing locations to improve profitability. Other steps included the concentration of R&D resources through research, development and design (R&DD) reforms to create new and competitive products, and manufacturing reforms, such as introducing cell-style production, as well as management innovation programs through the use of IT. Furthermore, Matsushita implemented employment restructuring initiatives to address company-wide business restructuring and match employees’ ever-diversifying attitudes toward work.

Ongoing Initiatives in Fiscal 2003

In Fiscal 2003, to accelerate and accomplish growth, the Company is shifting its management focus from “Deconstruction” to “Creation,” and is currently implementing the following initiatives:

Accelerated Growth through Development and Launching of V-products

Matsushita’s top priority at present is the prompt recovery of financial results. To bring about a V-shaped recovery, Matsushita has been working to increase sales by introducing competitive products, called “V-products,” that have the potential to capture top share in high-volume markets, thereby contributing to overall performance of the Company. Many of these products have already achieved top share in their respective high-volume markets in Japan. For fiscal 2003, Matsushita has established a total sales target for its 88 V-products of approximately 1 trillion yen.

Promotion of Global Operational Strategy

The Company is aiming for a substantial increase in overseas sales, which it expects to serve as the Matsushita Group’s growth engine. To achieve this, Matsushita is enhancing its global competitiveness by giving greater authority in decision making to overseas operating fronts in respect to R&D, manufacturing and sales, while promoting a low-cost and speedy management through thorough use of IT. For China, in particular, the fastest growing market in the world, the Company has been strengthening business operations by tapping the strengths of Chinese companies. As part of this strategy, Matsushita entered into a basic agreement with TCL Holdings Co., Ltd., a Chinese electronics leader, in April 2002, to create a new business opportunity through a collaborative relationship combining the technology and sales capabilities of both companies.

Strengthening of Services and Networking Business

Matsushita aims at securing future growth through expansion of businesses that take advantage of the Company’s proprietary digital and networking technologies. In order to expand its networking businesses, for example, the Company currently supports eP Corporation, which was established jointly by Matsushita and other companies, including Toshiba Corporation and Hitachi, Ltd., to provide a variety of interactive services including e-shopping and e-banking centered on digital TVs. Furthermore, Matsushita is also actively promoting mobile multimedia network businesses that focus on next-generation cellular phones, car-electronics businesses with huge potentials generated by the expansion of automotive multi-media, and the corporate and public systems solutions businesses which help sustain a diversified social infrastructure.

Responsible Coexistence with the Environment

As a fundamental business principle, Matsushita undertakes various environmental initiatives in order to realize “harmonious coexistence with the environment.” Such corporate-wide initiatives include the use of lead-free solders in virtually all of the Company’s products in fiscal 2003, and the development of a new cooling system and medium for refrigerators using a natural fluid (hydrocarbon) refrigerant, which does not deplete the ozone layer and has minimal negative impact on global warming. The Company declared ahead of other manufacturers in the Japanese industry, that it would use natural fluid (hydrocarbon) in all home-use refrigerators of 300 liters or more inner capacity by the end of 2003.

Enhancement of the Company’s Profitability and Efficiency

In order to enhance profitability and efficiency, the Company strives to strengthen its management quality by reducing lead-time and inventory through expansion of supply-chain management, lowering parts and materials costs through centralized purchasing and standardization, and by cutting back capital investment through more efficient use of existing facilities. Matsushita is also aiming at more efficient and more competitive operations from a global perspective, by promoting such business alliances as the integration of Toshiba Corporation’s and Matsushita’s CRT businesses. Furthermore, from a middle- to long-term viewpoint, the Company is working hard to improve its capital efficiency by thorough utilization of “Capital Cost Management (CCM),” the Company’s own yardstick for internal divisional management control.

Groupwide Business Restructuring

The 21st century sees the evolution of broadband communications, by which all people can enjoy access to a wide variety of information services via digital networks anywhere, anytime, heralding a “ubiquitous networking society.” Moreover, it is imperative in this new era to maintain harmonious coexistence with the global environment. It is Matsushita’s mission, therefore, to further contribute to society and eventually increase its corporate value in such networking and environmental fields. In order to address this, effective October 1, 2002, the Company transformed five of its group companies* into wholly-owned subsidiaries through share exchanges. Furthermore, effective January 1, 2003, Matsushita is scheduled to implement comprehensive groupwide business and organizational restructuring via business divisions and consolidations among group companies. The aim of this groupwide restructuring is to start a new business domain-based organizational structure, upon clarification of business domains in which Matsushita can make a meaningful contribution to society and upon elimination of businesses duplicated within the Group. In each business domain, Matsushita’s internal divisional company or subsidiary, after being reorganized, will operate under a unified management strategy for accelerated business growth through the integration of relevant R&D, manufacturing and sales activities, thereby establishing an autonomous, self-completive structure that can respond quickly and properly to customer needs in each business area.

*	Matsushita Communication Industrial Co., Ltd.
Kyushu Matsushita Electric Co., Ltd.
Matsushita Seiko Co., Ltd.
Matsushita Kotobuki Electronics Industries, Ltd.
Matsushita Graphic Communication Systems, Inc.

The business domains established upon and after the above-mentioned groupwide restructuring are:

Semiconductors, Display Devices, Batteries, Electronic Components, Electric Motors, FA Equipment, AVC, Fixed-line Communications, Mobile Communications, Automotive Electronics, Systems, Home Appliances/Household Equipment/Health Systems, Lighting and Environmental Systems.

(3)	Material Contracts

During the first half ended September 30, 2002, Matsushita entered into the following material contracts.

Share Exchange Agreements with Five Group Companies

To facilitate optimum groupwide allocation of management resources, as well as enhance management speed, on April 26, 2002, Matsushita Electric Industrial Co., Ltd. (MEI) entered into share exchange agreements with each of Matsushita Communication Industrial Co., Ltd. (MCI), Kyushu Matsushita Electric Co., Ltd. (KME), Matsushita Seiko Co., Ltd. (MS), Matsushita Kotobuki Electronics Industries, Ltd. (MKEI) and Matsushita Graphic Communication Systems, Inc. (MGCS) to transform these five group companies into wholly-owned (100% share ownership) subsidiaries of MEI. The agreements were subsequently approved at the respective ordinary general meetings of shareholders on June 27, 2002.

Details of the share exchanges are as follows:

Purpose

To transform MCI, KME, MS, MKEI and MGCS into wholly-owned subsidiaries of MEI.

Share exchange date

The share exchanges took place on October 1, 2002.

Share exchange ratios

Company	Exchange Ratio
MCI	2.884
KME	0.576
MS	0.332
MKEI	0.833
MGCS	0.538

Note:	The ratios in the above table set forth the number of MEI shares allotted to one (1) share of each subsidiary.

Number of shares exchanged

MCI	:	176,967,239	shares of MEI (including 59,984,408 shares of MEI treasury stock)
KME	:	48,910,956	shares of MEI
MS	:	22,518,687	shares of MEI
MKEI	:	55,821,923	shares of MEI
MGCS	:	5,188,446	shares of MEI

Share Exchange Agreements with Two Group Companies

On September 26, 2002, MEI entered into share exchange agreements with Matsushita Electronic Components Co., Ltd. (MACO) and Matsushita Battery Industrial Co., Ltd. (MBI) upon resolutions adopted at respective Board of Directors meetings of MEI and each of the two subsidiaries, to transform the two subsidiaries into wholly-owned subsidiaries, effective April 1, 2003. The agreements were subsequently approved at the extraordinary meeting of shareholders of each of the two companies on November 19, 2002. The share exchange ratios will be 0.476 and 0.945 of the Company’s common stock per share of MACO and MBI common stock, respectively.

Matsushita and Toshiba to Consolidate CRT Business

On September 26, 2002, MEI and Toshiba Corporation agreed to integrate their respective cathode ray tube (CRT) businesses into a single joint venture company.

(4)	Research and Development

The Matsushita Group’s research and development activities operate based upon a basic concept that every R&D effort must contribute to the benefit of mankind, combining development, manufacturing and sales activities with close collaboration between all business areas. The activities range broadly from basic research to product development and production engineering.

Currently, the principal R&D activities of the Company are conducted by the Advanced Technology Research Laboratories, which focus on the development of basic and long-term prospective technology of the Group, and by several other corporate R&D centers which are engaged in development of technologies in such priority areas as multimedia systems-related technology and device/environmental/energy-related technologies.

Furthermore, the Semiconductor Development Division is actively promoting, among other things, the development of system LSIs as the Company’s strategic key-devices essential for the multimedia businesses. Regarding the production engineering, the Corporate Production Engineering Division is responsible for research and development of new manufacturing technologies as well as mechanical engineering technologies, thus giving extensive support to all manufacturing operations in Japan and overseas. Closely linked to these laboratories are activities of R&D divisions or centers at each internal divisional company or subsidiary and of development and designing divisions at various product divisions, both engaged in development of new products and new models in respective product areas. The Company is also actively seeking global collaboration in R&D functions to address global and regional market needs through a network of overseas R&D laboratories in the US, Europe and Asia.

Matsushita’s R&D expenditures for the first half of the fiscal year 2003 totaled 276,439 million yen.

The following is the breakdown of R&D expenditures by business sector:

Business Segment	Yen (millions)

AVC Networks	155,473
Home Appliances	20,224
Industrial Equipment	11,877
Components and Devices	84,843
Others	4,022

Total	276,439

III	Property, Plant and Equipment

(1)	Capital Investment

During the first half ended September 30, 2002, the Company invested a total of 107,647 million yen in property, plant and equipment, with emphasis on production facilities in such strategically important areas as key components and devices, digital AV products and mobile communications equipment. The breakdown of capital investment by business segment is as follows:

Business Segment (main investment area)	Yen (millions)

AVC Networks	37,165
Home Appliances	13,051
Industrial Equipment	2,277
Components and Devices	49,370

Sub Total	101,863
Corporate	5,784

Total	107,647

The main emphasis of capital investment was as follows:

AVC Networks	:	New digital AV and mobile communications products
Home Appliances	:	New home appliance products and rationalization
Industrial Equipment	:	Rationalization in FA equipment facilities
Components and Devices	:	New semiconductors and electronic components

IV	Shares and Shareholders

(1)	Shares of common stock issued as of September 30, 2002: 2,138,515,837 shares

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan. The Company’s shares are also listed on the New York, Pacific, Euronext Amsterdam, Euronext Paris, Frankfurt and Dusseldorf stock exchanges overseas.

(2)	Capital (amount of stated capital) at the end September 2002: 258,738 million yen

(3)	Major Shareholders

	As of September 30, 2002
Name of Shareholder	Share ownership (in thousands of shares)	Percentage of total issued
Moxley & Co.	111,539	5.21%
Sumitomo Mitsui Banking Corporation	97,648	4.56
Japan Trustee Services Bank (trust account)	93,076	4.35
Sumitomo Life Insurance Co.	76,704	3.58
The Master Trust Bank of Japan, Ltd. (trust account)	70,287	3.28
Nippon Life Insurance Co.	65,741	3.07
Matsushita Investment & Development Co., Ltd.	55,229	2.58
UFJ Trust Bank Ltd. (trust account A)	44,188	2.06
The Asahi Bank, Ltd.	41,704	1.95
Mitsui Sumitomo Insurance Co., Ltd.	34,445	1.61

Total of above top 10 shareholders	690,563	32.29%

(4)	Stock Price

The following table sets forth the monthly reported high and low sales prices of the Company’s common stock on the Tokyo Stock Exchange for the first half of fiscal 2003:

	Yen
	April	May	June	July	August	September
High	1,749	1,787	1,783	1,697	1,551	1,440
Low	1,576	1,628	1,528	1,419	1,423	1,248

V     Financial Statements

Index	of Consolidated Financial Statements of Matsushita Electric Industrial Co., Ltd. and Subsidiaries:

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2002 and 2001 and March 31, 2002

	Yen (millions)
	September 30,		March 31,
	2002	2001	2002
Assets
Current assets:
Cash and cash equivalents	1,090,891	738,560	899,769
Time deposits	361,300	409,628	521,333
Short-term investments (Note 3)	5,110	16,626	11,849
Trade receivables:
Notes	67,303	89,393	72,159
Accounts	1,020,334	1,121,992	1,055,076
Allowance for doubtful receivables	(41,247)	(42,052)	(40,298)

Net trade receivables	1,046,390	1,169,333	1,086,937

Inventories (Note 2)	862,886	1,019,311	834,608
Other current assets	475,522	474,420	487,535

Total current assets	3,842,099	3,827,878	3,842,031

Noncurrent receivables (Note 4)	308,747	235,018	316,230
Investments and advances (Note 3)	1,217,016	1,339,457	1,331,401
Property, plant and equipment (Note 4):
Land	217,200	222,644	221,823
Buildings	1,255,473	1,287,944	1,314,122
Machinery and equipment	2,924,531	3,193,628	3,148,408
Construction in progress	54,592	177,455	66,578

	4,451,796	4,881,671	4,750,931
Less accumulated depreciation	3,150,927	3,282,633	3,310,660

Net property, plant and equipment	1,300,869	1,599,038	1,440,271

Other assets:
Intangibles, net	66,709	51,642	56,341
Goodwill, net (Note 5)	98,169	105,166	95,802
Other	695,130	434,256	545,083

Total other assets	860,008	591,064	697,226

	7,528,739	7,592,455	7,627,159

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2002 and 2001 and March 31, 2002

	Yen (millions)
	September 30,		March 31,
Liabilities and Stockholders’ Equity	2002	2001	2002
Current liabilities:
Short-term borrowings, including current portion of long-term debt	251,796	638,338	508,064
Trade payables:
Notes	30,412	48,038	33,331
Accounts	630,455	455,908	513,114

Total trade payables	660,867	503,946	546,445

Accrued income taxes	29,692	28,930	25,184
Accrued payroll	118,294	158,967	147,897
Other accrued expenses	719,913	630,466	647,237
Deposits and advances from customers	110,088	111,206	109,263
Employees’ deposits	128,295	153,503	136,387
Other current liabilities	373,921	300,163	365,599

Total current liabilities	2,392,866	2,525,519	2,486,076

Noncurrent liabilities:
Long-term debt	689,311	378,126	691,892
Retirement and severance benefits	1,170,484	565,035	718,501
Other liabilities	3,793	12,516	21,375

Total noncurrent liabilities	1,863,588	955,677	1,431,768

Minority interests	421,921	536,262	466,231
Stockholders’ equity:
Common stock	258,738	211,000	258,737
Capital surplus	682,374	631,447	682,848
Legal reserve	83,127	82,581	82,354
Retained earnings	2,471,222	2,836,615	2,461,963
Accumulated other comprehensive income (loss) (Notes 3 and 9):
Cumulative translation adjustments	(137,544)	(182,720)	(51,287)
Unrealized holding gains (losses) of available-for-sale securities	8,431	(4,528)	50,888
Unrealized gains (losses) of derivative instruments	(798)	1,591	128
Minimum pension liability adjustments	(412,556)	—	(150,362)

Total accumulated other comprehensive income (loss)	(542,467)	(185,657)	(150,633)

Treasury stock, at cost	(102,630)	(989)	(92,185)

Total stockholders’ equity	2,850,364	3,574,997	3,243,084
Contingent liabilities (Note 10)

	7,528,739	7,592,455	7,627,159

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Operations

Six months ended September 30, 2002 and 2001 and year ended March 31, 2002

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2002	2001	2002
Revenues:
Net sales	3,537,223	3,385,609	6,876,688
Interest income	11,914	18,403	33,556
Dividends received	3,522	6,323	9,162
Other income (Note 8)	39,135	25,226	53,774

Total revenues	3,591,794	3,435,561	6,973,180

Costs and expenses:
Cost of sales	2,524,852	2,513,324	5,134,077
Selling, general and administrative expenses	967,002	947,992	1,954,418
Interest expense	16,772	20,928	41,213
Other deductions (Note 8)	28,839	40,574	391,481

Total costs and expenses	3,537,465	3,522,818	7,521,189

Income (loss) before income taxes	54,329	(87,257)	(548,009)

Provision for income taxes:
Current	28,750	12,684	30,035
Deferred	5,273	(3,913)	(87,246)

	34,023	8,771	(57,211)

Income (loss) before minority interests and equity in earnings (losses) of associated companies	20,306	(96,028)	(490,798)

Minority interests	(1,027)	(26,903)	(59,732)

Equity in earnings (losses) of associated companies	(3,487)	(348)	59

Net income (loss)	17,846	(69,473)	(431,007)

	Yen
Net income (loss) per share of common stock (Notes 5 and 7):
Basic	8.59	(33.41)	(207.65)
Diluted	8.53	(33.41)	(207.65)

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Retained Earnings

Six months ended September 30, 2002 and 2001 and year ended March 31, 2002

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2002	2001	2002
Retained earnings:
Balance at beginning of period	2,461,963	2,924,071	2,924,071
Net income (loss)	17,846	(69,473)	(431,007)
Cash dividends	(7,814)	(12,995)	(25,990)
Transfer to legal reserve	(773)	(993)	(771)

Transfer to capital surplus due to merger of subsidiaries	—	(3,995)	(4,340)

Balance at end of period	2,471,222	2,836,615	2,461,963

Disclosure of comprehensive income (loss):
Net income (loss)	17,846	(69,473)	(431,007)
Other comprehensive income (loss), net of tax:
Translation adjustments	(86,257)	(32,693)	98,740
Unrealized holding gains (losses) of available-for-sale securities	(42,457)	(83,391)	(27,975)
Unrealized gains (losses) of derivative instruments	(926)	1,591	128
Minimum pension liability adjustments	(262,194)	—	(150,362)

Total comprehensive income (loss)	(373,988)	(183,966)	(510,476)

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD
AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Six months ended September 30, 2002 and 2001 and year ended March 31, 2002

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2002	2001	2002
Cash flows from operating activities (Note 8):
Net income (loss)	17,846	(69,473)	(431,007)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	146,468	166,843	352,890
Net gain on sale of investments	(967)	(6,641)	(6,160)
Provision for doubtful receivables	4,083	5,369	4,170
Deferred income taxes	5,273	(3,913)	(87,246)
Write-down of investment securities	4,569	18,608	92,806
Impairment loss on long-lived assets	2,375	—	24,420
Minority interests	(1,027)	(26,903)	(59,732)
(Increase) decrease in trade receivables	(10,789)	215,663	199,266
(Increase) decrease in inventories	(57,480)	17,703	248,601
(Increase) decrease in other current assets	1,742	(20,024)	(30,694)
Increase (decrease) in trade payables	124,409	(159,438)	(127,978)
Increase (decrease) in accrued income taxes	4,927	(25,788)	(32,379)
Increase (decrease) in accrued expenses and other current liabilities	83,525	(36,146)	4,230
Increase (decrease) in retirement and severance benefits	8,766	7,586	(86,345)
Other	701	11,959	12,022

Net cash provided by operating activities	334,421	95,405	76,864

Cash flows from investing activities (Note 8):
Proceeds from sale of short-term investments	4,707	17,830	21,103
Purchase of short-term investments	(878)	(14,491)	(14,503)
Proceeds from disposition of investments and advances	57,005	35,324	172,588
Increase in investments and advances	(43,691)	(44,041)	(123,037)
Capital expenditures	(107,003)	(209,713)	(335,695)
Proceeds from disposals of property, plant and equipment	22,163	14,505	142,072
(Increase) decrease in finance receivables	17,117	28,759	60,731
(Increase) decrease in time deposits	133,031	108,741	29,742
Other	12,334	(44,002)	(22,767)

Net cash provided by (used in) investing activities	94,785	(107,088)	(69,766)

(Continued)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Six months ended September 30, 2002 and 2001 and year ended March 31, 2002

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2002	2001	2002
Cash flows from financing activities (Note 8):
Decrease in short-term borrowings	(48,935)	(35,777)	(62,969)
Increase (decrease) in deposits and advances from customers and employees	(5,986)	(2,228)	(22,768)
Proceeds from long-term debt	75,000	48,554	446,228
Repayments of long-term debt	(220,651)	(88,414)	(208,804)
Dividends paid	(7,814)	(12,995)	(25,990)
Dividends paid to minority interests	(5,328)	(6,414)	(9,905)
Repurchase of common stock	(10,445)	(773)	(91,969)
Decrease of treasury stock	—	523	523
Other	—	6,300	5,115

Net cash provided by (used in) financing activities	(224,159)	(91,224)	29,461

Effect of exchange rate changes on cash and cash equivalents	(13,925)	(7,411)	14,332

Net increase (decrease) in cash and cash equivalents	191,122	(110,318)	50,891

Cash and cash equivalents at beginning of period	899,769	848,878	848,878

Cash and cash equivalents at end of period	1,090,891	738,560	899,769

See accompanying Notes to Consolidated Financial Statements.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

September 30, 2002 and 2001 and March 31, 2002

(1)	Summary of Significant Accounting Policies

(a)	Description of Business

Matsushita Electric Industrial Co., Ltd. (hereinafter, the “Company,” including consolidated subsidiaries, unless the context otherwise requires) is one of the world’s leading producers of electronic and electric products. The Company currently offers a comprehensive range of products, systems and components for consumer, business and industrial use based on sophisticated electronics and precision technology. Most of the Company’s products are marketed under several trade names, including “Panasonic,” “National,” “Technics,” “Quasar,” “Victor” and “JVC.”

Sales for the six months ended September 30, 2002 were categorized as follows: AVC Networks—58%, Home Appliances—17%, Industrial Equipment—4%, and Components and Devices—21%. A sales breakdown in fiscal 2002 by geographical market was as follows: Japan—47%, North and South America—19%, Europe—12%, and Asia and Others—22%.

(b)	Basis of Presentation of Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform with accounting principles generally accepted in the United States of America.

(c)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated on consolidation.

Investments in certain associated companies in which the Company’s ownership is 20% to 50% are stated at their underlying net equity value after elimination of intercompany profits.

The difference between the cost and underlying net equity at acquisition of investments in subsidiaries and associated companies accounted for on an equity basis is allocated to identifiable assets based on fair market value at the date of acquisition. The unallocated portion of the difference is recognized as goodwill.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured.

(e)	Leases (See Note 4)

A subsidiary of the Company leases machinery and equipment. Leases of such assets are principally accounted for as direct financing leases and included in “Trade receivables—Accounts” and “Noncurrent receivables” in the accompanying balance sheets.

(f)	Inventories (See Note 2)

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

(g)	Foreign Currency Translation

Foreign currency financial statements are translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translation,” under which all assets and liabilities are translated into yen at year-end rates and income and expense accounts are translated at weighted average rates. Adjustments resulting from the translation of financial statements are reflected under the caption, “Accumulated other comprehensive income (loss),” a separate component of stockholders’ equity.

(h)	Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed primarily using the declining balance method based on the following estimated useful lives:

Buildings	5 to 50 years
Machinery and equipment	2 to 10 years

(i)	Investments in Available-for-Sale Securities (See Note 3)

The Company accounts for debt and equity securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

SFAS No. 115 requires that certain investments in debt and equity securities be classified as held-to-maturity, trading, or available-for-sale securities. The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale. Available-for-sale securities are carried at fair value with unrealized holding gains or losses included as a component of accumulated other comprehensive income (loss), net of applicable taxes.

Individual securities classified as available-for-sale are reduced to net realizable value by a charge to income for other than temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.

(j)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Income taxes have not been accrued for undistributed earnings of foreign subsidiaries and associated companies, as these amounts are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability related to these earnings is not practicable.

(k)	Advertising

Advertising costs are expensed as incurred.

(l)	Net Income (Loss) per Share (See Notes 5 and 7)

The Company accounts for net income (loss) per share in accordance with SFAS No. 128, “Earnings per Share.” This Statement establishes standards for computing net income (loss) per share and requires dual presentation of basic and diluted net income (loss) per share on the face of the statements of operations for all entities with complex capital structures.

Under SFAS No. 128, basic net income (loss) per share is computed based on the weighted average number of common shares outstanding during each period, and diluted net income (loss) per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(m)	Cash Equivalents

Cash equivalents include all highly liquid debt instruments purchased with a maturity of three months or less.

(n)	Derivative Financial Instruments (See Note 9)

Derivative financial instruments utilized by the Company and its subsidiaries are comprised principally of foreign exchange contracts used to hedge currency risk and interest rate swaps used to hedge interest rate risk.

The Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended, for the fiscal year beginning April 1, 2001. The cumulative effect upon adoption was not significant. In accordance with the provisions of SFAS No. 133, as amended, the Company recognizes derivatives in the balance sheet at their fair value in “Other current assets” or “Other current liabilities.” On the date the derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair-value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash-flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign-currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss), until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. Changes in the fair value of derivative instruments that are not designated as part of a hedging relationship are reported in current period earnings.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(o)	Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell.

(p)	Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(q)	Reclassifications

Certain reclassifications have been made to the financial statements for the six months ended September 30, 2001 to conform with the presentation used for the six months ended September 30, 2002.

(r)	New Accounting Pronouncements

In July 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. The Company does not expect that the adoption of SFAS No. 146 will materially affect the results of operations or financial position.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2)	Inventories

Inventories at September 30, 2002 and 2001 and March 31, 2002 are summarized as follows:

	Yen (millions)
	September 30,		March 31,
	2002	2001	2002
Finished goods	460,554	531,011	422,582
Work in process	148,639	184,458	157,116
Raw materials	253,693	303,842	254,910

	862,886	1,019,311	834,608

(3)	Investments in Available-for-Sale Securities

The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale.

The cost, fair value, net unrealized holding gain (loss) of available-for-sale securities included in short-term investments and investments and advances at September 30, 2002 and 2001 and March 31, 2002 are as follows:

	Yen (millions)
	September 30, 2002
	Cost	Fair value	Net unrealized holding gain (loss)
Current:
Equity securities	—	—	—
Bonds	6	6	—
Other	5,104	5,104	—

	5,110	5,110	—

Noncurrent:
Equity securities	285,407	339,484	54,077
Bonds	49,667	49,226	(441)
Other	19,751	19,933	182

	354,825	408,643	53,818

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

	Yen (millions)
	September 30, 2001
	Cost	Fair value	Net unrealized holding gain (loss)
Current:
Equity securities	—	—	—
Bonds	11,491	11,470	(21)
Other	5,156	5,156	—

	16,647	16,626	(21)

Noncurrent:
Equity securities	367,100	391,173	24,073
Bonds	89,707	88,214	(1,493)
Other	74,007	73,453	(554)

	530,814	552,840	22,026

	Yen (millions)
	March 31, 2002
	Cost	Fair value	Net unrealized holding gain (loss)
Current:
Equity securities	—	—	—
Bonds	4,513	4,516	3
Other	7,333	7,333	—

	11,846	11,849	3

Noncurrent:
Equity securities	288,816	411,621	122,805
Bonds	80,182	78,102	(2,080)
Other	25,431	25,374	(57)

	394,429	515,097	120,668

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Leases

The Company and its subsidiaries have operating leases for certain machinery and equipment. Future minimum lease payments under operating leases at September 30, 2002 are as follows:

Yen (millions)
Due within 1 year	21,677
Due after 1 year within 2 years	21,618
Due after 2 years within 3 years	21,556
Due after 3 years within 4 years	16,985
Due after 4 years within 5 years	1,165
Thereafter	—

Total minimum lease payments	83,001

A subsidiary of the Company leases machinery and equipment. Leases of such assets are principally accounted for as direct financing leases.

The aggregate annual maturities of the investments in financing leases after September 30, 2002 are as follows:

Yen (millions)
Due within 1 year	127,933
Due after 1 year within 2 years	115,965
Due after 2 years within 3 years	81,818
Due after 3 years within 4 years	49,499
Due after 4 years within 5 years	25,051
Thereafter	7,892

Total minimum lease payments to be received	408,158

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5)	Goodwill Amortization

From the fiscal year beginning April 1, 2002, the Company has applied SFAS No. 142, “Goodwill and Other Intangible Assets.” This statement requires that goodwill and intangible assets that have indefinite useful lives no longer be amortized, but tested at least annually for impairment. Intangible assets that have estimable useful lives will continue to be amortized over their useful lives. The effects on net loss and basic and diluted net loss per share for the six months ended September 30, 2001, if SFAS No. 142 had been applied a year ago are as follows:

Yen (millions)
Reported net income (loss)	(69,473)
Addition: Goodwill amortization	2,696

Adjusted net income (loss)	(66,777)

Yen
Reported net income (loss) per share, basic	(33.41)
Addition: Goodwill amortization	1.29

Adjusted net income (loss) per share, basic	(32.12)

Yen
Reported net income (loss) per share, diluted	(33.41)
Addition: Goodwill amortization	1.29

Adjusted net income (loss) per share, diluted	(32.12)

(6)	Net Assets per Share

Net assets per share as of September 30, 2002 and 2001 and March 31, 2002 are as follows:

	Yen
	September 30,		March 31,
	2002	2001	2002
Net assets per share	1,372.05	1,719.45	1,556.39

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Net Income (Loss) per Share

A reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computation for the six months ended September 30, 2002 and 2001 and for the year ended March 31, 2002 are as follows:

	Six months ended September 30,		Year ended March 31,
	2002	2001	2002
Net income (loss) available to common stockholders	17,846	(69,473)	(431,007)
Effect of assumed conversions:
Convertible bonds, due 2004, interest 1.4%	398	—	—

Diluted net income (loss)	18,244	(69,473)	(431,007)

	Number of shares
	Six months ended September 30,		Year ended March 31,
	2002	2001	2002
Average common shares outstanding	2,077,820,545	2,079,217,953	2,075,667,943
Dilutive effect of assumed conversions:
Convertible bonds, due 2004, interest 1.4%	60,334,568	—	—

Diluted common shares outstanding	2,138,155,113	2,079,217,953	2,075,667,943

	Yen
	Six months ended September 30,		Year ended March 31,
	2002	2001	2002
Net income (loss) per share:
Basic	8.59	(33.41)	(207.65)
Diluted	8.53	(33.41)	(207.65)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8)	Supplementary Information to the Statements of Operations and Cash Flows

Included in other income of revenues for the six months ended September 30, 2002 is a gain of 10,805 million yen associated with the sale of Panasonic Disc Services Corporation.

Included in other deductions of costs and expenses for the six months ended September 30, 2002 and 2001 and for the year ended March 31, 2002 is a loss of 11,311 million yen, 8,537 million yen and 164,056 million yen, respectively, associated with the implementation of the early retirement programs and the regional-based employee remuneration system in some domestic companies.

A write-down of 4,569 million yen, 18,608 million yen and 92,806 million yen on investment securities reflecting the aggravated condition of the Japanese stock market is included in other deductions of costs and expenses for the six months ended September 30, 2002 and 2001 and for the year ended March 31, 2002, respectively.

Included in other deductions of costs and expenses for the year ended March 31, 2002 is a loss of 61,622 million yen associated with closure or integration of several manufacturing facilities.

Following the enactment of the Welfare Pension Insurance Law in Japan, the Company and certain of its subsidiaries obtained approval, during the period between June and August of this year, from Japan’s Ministry of Health, Labour and Welfare for exemption from the future benefit obligation with respect to the portion of the Employees Pension Funds that the Company and certain of its subsidiaries operate on behalf of the Government (the so-called “substitutional portion”). Under accounting principles generally accepted in the United States, the relevant one-time gain or loss may be recognized only on the settlement of the substitutional portion when the Company returns the past benefit obligation to the Government, which Matsushita currently expects to occur during the year ending March 31, 2004.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Income taxes and interest expenses paid and noncash investing and financing activities for the six months ended September 30, 2002 and 2001 and for the year ended March 31, 2002 are as follows:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2002	2001	2002
a) Cash paid:
Interest	12,419	24,646	49,180
Income taxes	23,823	38,472	62,414
b) Noncash investing and financing activities:
Conversion of bonds	2	296	95,486
Capital transactions by consolidated and associated companies	475	768	2,830
Contribution of assets into an associated company	20,960	—	—

(9)	Derivatives and Hedging Activities

The Company and its subsidiaries operate internationally, giving rise to significant exposure to market risks arising from changes in foreign exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts and interest rate swap agreements utilized by the Company and some of its subsidiaries to hedge these risks. The Company assesses foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. The Company does not hold or issue derivative financial instruments for any purposes other than hedging.

Fair value hedge

Derivative financial instruments designated as fair value hedges are interest rate swap agreements associated with long-term debt. Changes in fair value of both long-term debt and interest rate swap agreements designated as fair value hedges are recognized in other income (deductions).

Cash flow hedge

Derivative financial instruments designated as cash flow hedges are forward exchange contracts and currency option contracts. Changes in fair value of forward exchange contracts and currency option contracts are reported in accumulated other comprehensive income (loss). These amounts are reclassified into other income (deductions) in the same period as the hedged transaction affects earnings.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties to foreign exchange contracts, but such risk is considered mitigated by the high credit rating of the counterparties.

(10)	Contingent Liabilities

Contingent liabilities at September 30, 2002 and 2001 and March 31, 2002 for discounted export bills of exchange and guarantees of loans amounted to approximately 70,981 million yen, 103,122 million yen and 79,674 million yen, respectively, including 56,580 million yen, 73,475 million yen and 59,521 million yen, respectively, for loans guaranteed principally on behalf of associated companies and customers.

(11)	Segment Information

The Company adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” in the fiscal year beginning April 1, 2001, and accordingly, figures for the six months ended September 30, 2001 have been restated to reflect this change. These segments reported below are the components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker of the Company in deciding how to allocate resources and in assessing performance. Business segments correspond to categories of activity classified primarily by markets and products. “AVC Networks” includes video and audio equipment and information and communications equipment. “Home Appliances” includes home appliances and household equipment. “Industrial Equipment” includes electronic-parts-mounting machines, industrial robots and industrial equipment. “Components and Devices” includes electronic components, semiconductors, electric motors and batteries.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Information by segment for the six months ended September 30, 2002 and 2001 and for the year ended March 31, 2002 is shown in the tables below:

By Business Segment:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2002	2001	2002
Sales:
AVC Networks:
Customers	2,055,756	1,937,281	4,051,846
Intersegment	18	18	65

Total	2,055,774	1,937,299	4,051,911
Home Appliances:
Customers	595,061	604,205	1,178,185
Intersegment	893	364	998

Total	595,954	604,569	1,179,183
Industrial Equipment:
Customers	138,609	146,096	288,702
Intersegment	1,810	3,195	7,065

Total	140,419	149,291	295,767
Components and Devices:
Customers	747,797	698,027	1,357,955
Intersegment	375,771	318,152	614,832

Total	1,123,568	1,016,179	1,972,787
Eliminations	(378,492)	(321,729)	(622,960)

Consolidated total	3,537,223	3,385,609	6,876,688

Segment profit (loss):
AVC Networks	34,857	(32,230)	(51,687)
Home Appliances	23,336	25,734	38,063
Industrial Equipment	(1,206)	(14,191)	(44,493)
Components and Devices	23,394	(29,635)	(95,938)
Corporate and eliminations	(35,012)	(25,385)	(57,752)

Total segment profit (loss)	45,369	(75,707)	(211,807)

Interest income	11,914	18,403	33,556
Dividends received	3,522	6,323	9,162
Other income	39,135	25,226	53,774
Interest expense	(16,772)	(20,928)	(41,213)
Other deductions	(28,839)	(40,574)	(391,481)

Consolidated income (loss) before income taxes	54,329	(87,257)	(548,009)

Corporate	expenses include certain corporate R&D expenditures and general corporate expenses.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

By Geographical Area:

Sales attributed to countries based upon the customer’s location are as follows:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2002	2001	2002
Sales:
Japan	1,677,142	1,648,481	3,348,353
North and South America	679,354	682,299	1,358,689
Europe	419,027	367,773	774,820
Asia and Others	761,700	687,056	1,394,826

Consolidated total	3,537,223	3,385,609	6,876,688

United States of America included in North and South America	611,393	615,768	1,217,241

There are no individually material countries of which sales should be separately disclosed in North and South America, Europe and Asia and Others, except for the United States of America.

Transfers between business segments or geographic segments are made at arms-length prices. There are no sales to a single external major customer for the six months ended September 30, 2002 and 2001 and for the year ended March 31, 2002.

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following information shows sales and geographical profit (loss) which are attributed to geographic areas based on the country location of the Company or its subsidiaries for the six months ended September 30, 2002 and 2001 and for the year ended March 31, 2002. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Yen (millions)
	Six months ended September 30,		Year ended March 31,
	2002	2001	2002
Sales:
Japan:
Customers	2,096,376	2,063,969	4,140,314
Intersegment	584,244	461,436	903,876

Total	2,680,620	2,525,405	5,044,190
North and South America:
Customers	589,177	578,286	1,177,512
Intersegment	13,852	19,259	36,662

Total	603,029	597,545	1,214,174
Europe:
Customers	319,134	270,762	598,390
Intersegment	8,242	9,076	14,872

Total	327,376	279,838	613,262
Asia and Others:
Customers	532,536	472,592	960,472
Intersegment	382,443	350,016	636,625

Total	914,979	822,608	1,597,097
Eliminations	(988,781)	(839,787)	(1,592,035)

Consolidated total	3,537,223	3,385,609	6,876,688

Geographical profit (loss):
Japan	41,173	(58,013)	(172,197)
North and South America	10,668	(1,862)	(6,923)
Europe	1,634	(9,129)	(18,281)
Asia and Others	37,207	21,692	44,957
Corporate and eliminations	(45,313)	(28,395)	(59,363)

Consolidated total	45,369	(75,707)	(211,807)

MATSUSHITA ELECTRIC INDUSTRIAL CO., LTD.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12)	Subsequent Events

On October 1, 2002, the Company implemented share exchanges with Matsushita Communication Industrial Co., Ltd. (MCI), Kyushu Matsushita Electric Co., Ltd. (KME), Matsushita Seiko Co., Ltd. (MS), Matsushita Kotobuki Electronics Industries, Ltd. (MKEI) and Matsushita Graphic Communication Systems, Inc. (MGCS), to transform the five subsidiaries into wholly-owned subsidiaries of the Company, based on share exchange agreements that were approved at the ordinary general meeting of shareholders of the Company and each of the five subsidiaries on June 27, 2002. The Company allotted common shares of the Company to shareholders (excluding the Company) of MCI, KME, MS, MKEI and MGCS. The share exchange ratios were 2.884, 0.576, 0.332, 0.833 and 0.538 of the Company’s common stock per share of MCI, KME, MS, MKEI and MGCS common stock, respectively.

On September 26, 2002, the Company entered into share exchange agreements with Matsushita Electronic Components Co., Ltd. (MACO) and Matsushita Battery Industrial Co., Ltd. (MBI) upon resolutions adopted at respective Board of Directors meetings of the Company and each of the two subsidiaries, to transform the two subsidiaries into wholly-owned subsidiaries. The agreements were subsequently approved at the extraordinary meeting of shareholders of each of the two companies on November 19, 2002. The share exchange ratios will be 0.476 and 0.945 of the Company’s common stock per share of MACO and MBI common stock, respectively.